UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 31, 2007**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

<u>Item 7.01 Regulation FD Disclosure</u>

On July 31 and August 1, 2007, R. Wayne Hall, Executive Vice President and CFO met with potential investors at the Keefe, Bruyette & Woods Eight Annual Community Bank Investor Conference in New York, NY. For more information regarding this matter, see the handout attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

<u>Item 9.01 Financial Statements and Exhibits</u>

(c) Exhibits

Exhibit (99.1). Handout of July 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: July 31, 2007

By: /s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Exhibit 99.1